UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                          Commission File Number 1-9250

                                  Conseco, Inc.

             (Exact name of registrant as specified in its charter)

                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6100

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Stock, no par value
8.5% Senior Notes Due 2002, 6.4% Senior Notes Due 2003, 8.75% Senior Notes Due
   2004, 6.8% Senior Notes Due 2005, 9.0% Senior Notes Due 2006, 10.75% Senior
     Notes Due 2008, 8.5% Guaranteed Senior Notes Due 2003, 6.4% Guaranteed
         Senior Notes Due 2004, 8.75% Guaranteed Senior Notes Due 2006,
  6.8% Guaranteed Senior Notes Due 2007, 9.0% Guaranteed Senior Notes Due 2008,
                    10.75% Guaranteed Senior Notes Due 2009
            (Title of each class of securities covered by this Form)

                                       N/A

           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  [X]             Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(1)(ii)  [ ]              Rule 12h-3(b)(2)(i)  [ ]
         Rule 12g-4(a)(2)(i)  [ ]             Rule 12h-3(b)(2)(ii)  [ ]
        Rule 12g-4(a)(2)(ii)  [ ]                       Rule 15d-6  [ ]
         Rule 12h-3(b)(1)(i)  [ ]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934 Conseco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  September 10, 2003             BY: /s/ John R. Kline
                                         -------------------------------------
                                         John R. Kline, Senior Vice President
                                         and Chief Accounting Officer
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.